EMX Royalty Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited)

March 31, 2024

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Statements of Financial Position

	As at March 31,	As at December 31,
	2024	2023

Assets

Cash and cash equivalents	$18,805	$20,677
Investments (Note 3)	5,343	6,628
Trade receivables and other assets (Note 4)	7,892	7,743
Total current assets	32,040	35,048

Restricted cash	144	144
Investments (Note 3)	3,882	3,940
Trade receivables and other assets (Note 4)	11,531	11,207
Investment in associated entity (Note 5)	62,732	58,827
Royalty and other property interests (Note 6)	45,787	48,099
Property and equipment	810	853
Deferred financing charges	439	450
Total non-current assets	125,325	123,520

Total Assets	$157,365	$158,568

Liabilities

Accounts payable and accrued liabilities	$2,904	$2,818
Advances from joint venture partners (Note 7)	1,378	994
Derivative liabilities (Note 8)	776	754
Loan payable (Note 9)	33,204	32,752
Total current liabilities	38,262	37,318

Deferred income tax liability	661	815
Total non-current liabilities	661	815

Total Liabilities	38,923	38,133

Shareholders' Equity

Capital stock (Note 10)	160,958	160,913
Reserves	18,809	18,620
Deficit	(61,325)	(59,098)
Total Shareholders' Equity	118,442	120,435

Total Liabilities and Shareholders' Equity	$157,365	$158,568
Nature of operations and going concern (Note 1)
Event subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on May 9, 2024

Signed:	"David M Cole"	Director	Signed:	"Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Statements of Loss

	Three months ended March 31,
	2024	2023

Revenue and Other Income (Note 11)	$6,240	$2,742

Costs and Expenses
General and administrative (Note 12)	2,148	1,722
Royalty generation and project evaluation, net (Note 13)	2,934	2,822
Depletion, depreciation, and direct royalty taxes	2,419	852
Share-based payments (Note 14)	177	143
	7,678	5,539

Loss from operations	(1,438)	(2,797)

Gain on revaluation of investments	84	674
Loss on sale of marketable securities	(411)	(442)
Loss on revaluation of derivative liabilities (Note 8)	(41)	(586)
Equity income from investment in associated entity (Note 5)	797	915
Foreign exchange loss	(116)	(168)
Impairment charges	(45)	-
Finance expense (Note 9)	(1,065)	(1,241)

Loss before income taxes	(2,235)	(3,645)

Deferred income tax recovery (expense)	155	(2)
Income tax expense	(147)	(79)

Loss for the period	$(2,227)	$(3,726)

Basic loss per share	$(0.02)	$(0.03)
Diluted loss per share	$(0.02)	$(0.03)

Weighted average no. of shares outstanding - basic	112,252,502	110,664,190
Weighted average no. of shares outstanding - diluted	112,252,502	110,664,190

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2024	2023

Cash flows from operating activities
Loss for the period	$(2,227)	$(3,726)
Items not affecting operating activities:
Interest income	(448)	(336)
Effect of exchange rate changes on cash and cash equivalents	112	-
Items not affecting cash:
Gain on revaluation of investments	(84)	(674)
Equity income from investments in associate (Note 5)	(797)	(915)
Share-based payments (Note 14)	189	93
Deferred income tax expense	(155)	2
Depletion and depreciation	2,417	811
Finance expense (Note 9)	1,065	1,241
Impairment charges	45	-
Shares received pursuant to property agreements	9	(302)
Other non-cash movements (Note 18)	502	1,150

Changes in non-cash working capital items (Note 18)	399	(677)
Total cash provided by (used in) operating activities	1,027	(3,333)

Cash flows used in investing activities
Dividends and other distributions (Note 5)	1,679	951
Loan receivable	-	(750)
Increase in cash held in trust	-	(3,517)
Purchase of investment in associated entity (Note 5)	(4,742)	-
Proceeds from the sale of fair value through profit and loss investments, net	844	554
Other movements (Note 18)	45	(44)
Total cash used in investing activities	(2,174)	(2,806)

Cash flows from financing activities
Loan repayments (Note 9)	(613)	(781)
Total cash used in financing activities	(613)	(781)

Effect of exchange rate changes on cash and cash equivalents	(112)	-

Change in cash and cash equivalents	(1,872)	(6,920)
Cash and cash equivalents, beginning	20,677	16,838

Cash and cash equivalents, ending	$18,805	$9,918

Supplemental disclosure with respect to cash flows (Note 18)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Statements of Shareholders' Equity

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2023	112,234,040	$160,913	$18,620	$(59,098)	$120,435
Share-based payments	-	-	189	-	189
Shares issued for royalty	30,000	45	-	-	45
Loss for the period	-	-	-	(2,227)	(2,227)

Balance as at March 31, 2024	112,264,040	$160,958	$18,809	$(61,325)	$118,442

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2022	110,664,190	$193,006	$11,753	$(81,558)	$123,201
Reclass of warants to derivative liability	-	-	(1,286)	-	(1,286)
Share-based payments	-	-	93	-	93
Foreign currency translation adjustment	-	(35,131)	8,038	27,093	-
Loss for the period	-	-	-	(3,726)	(3,726)

Balance as at March 31, 2023	110,664,190	$157,875	$18,598	$(58,191)	$118,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
1. Nature of Operations and Going Concern
EMX Royalty Corporation (the "Company" or "EMX") is a precious, base and battery metals royalty company, which engages in the generation, acquisition and management of resource royalties and similar strategic investments. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at March 31, 2024, the Company had working capital deficit of $6,222 (December 31, 2023 - $2,270). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. The Company expects to continue raising funds through the issuance of equity and/or obtaining new debt or refinancing the existing senior secured credit facility and is currently evaluating various financing opportunities. While the Company has been successful in obtaining financing to date, there can be no assurances that future equity financing, debt or debt refinancing alternatives will be available on acceptable terms to the Company or at all. As a result, material uncertainty exists that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.
Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.
These condensed consolidated interim financial statements of the Company are presented in United States Dollars ("USD" or "US$") dollars, unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.
Summary of Material Accounting Policies
These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
2. Statement of Compliance and Summary of Material Accounting Policies (continued)
Critical Accounting Judgments and Significant Estimates and Uncertainties
The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024, are consistent with those applied in the Company's December 31, 2023, audited consolidated financial statements.
New Accounting Policies
Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2024. The Company has reviewed these updates and determined that they are not applicable or consequential to the Company and have been excluded from discussion within these Material Accounting Policies.

3. Investments
As at March 31, 2024, and December 31, 2023, the Company had the following investments:

	As at March 31,	As at December 31,
	2024	2023
Marketable securities	$2,766	$4,001
Warrants	159	195
Private company investments	6,300	6,372
Total investments	9,225	10,568
Less: current portion	(5,343)	(6,628)
Non-current portion	$3,882	$3,940
The Company may purchase investments and receives investments as proceeds related to various property agreements and may sell its holdings to the market where appropriate. During the three months ended March 31, 2024, the Company realized $844 (2023 - $776) in proceeds from sales of investments.

4. Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at March 31, 2024, and December 31, 2023, trade receivables and other assets were as follows:

	As at March 31,	As at December 31,
	2024	2023
Royalty revenue receivable	$4,892	$4,028
Refundable taxes	1,006	1,093
Recoverable royalty generation expenditures and advances	434	894
Deferred compensation	11,887	11,572
Reclamation bonds	284	295
Prepaid expenses, deposits and other	920	1,068
Total receivables and other assets	19,423	18,950
Less: current portion	(7,892)	(7,743)
Non-current portion	$11,531	$11,207

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
4. Trade Receivables and Other Assets (continued)
Non-current trade receivables and other assets are comprised of the deferred payments from Aftermath Silver Ltd. ("Aftermath"), AbraSilver Resource Corp. ("AbraSilver") and Scout Discoveries Corp. ("Scout") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.
As at March 31, 2024, the Company has no material reclamation obligations and holds bonds to cover any non material reclamation requirements as required by local administrations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The following table summarizes the Company's deferred compensation as at March 31, 2024 and changes during the three months then ended:

	Aftermath	Abrasilver	Scout	Total
Balance as at December 31, 2023	$5,042	$5,870	$660	$11,572
Interest accretion	127	165	53	345
Amount received	-	-	(30)	(30)
Balance as at March 31, 2024	5,169	6,035	683	11,887
Less: current portion	-	-	(640)	(640)
Non-current portion	$5,169	$6,035	$43	$11,247

5. Investment in Associated Entity
Caserones
During the three months ended March 31, 2024, the Company acquired an additional 2.737% interest in SLM California for cash consideration of $4,742 increasing the Company's effective royalty interest in the Caserones property to 0.8306%.
The Company, through its Tercero SpA and EMX Chile SpA combined interests, does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	As at March 31,	As at December 31,
	2024	2023
Current assets	$11,407	$11,252
Total liabilities	(7,477)	(6,709)
Net assets	3,930	4,543
The Company's ownership %	42.7	40.0
Acquisition fair value and other adjustments	61,052	57,010
Carrying amount of investment in SLM California	$62,732	$58,827

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
5. Investment in Associated Entity (continued)

	Three months ended March 31,
	2024	2023
Royalty revenue	$4,805	$5,899
Net income	1,864	2,424
The Company's ownership %	42.7	40.0
Company's share of net income of SLM California	$797	$915
Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the three months ended March 31, 2024, the Company’s share of the royalty revenue in SLM California totaled $2,053 (2023 – $2,226).
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	As at March 31,	As at December 31,
	2024	2023
Opening Balance	$58,827	$58,189
Capital investment	4,742	3,517
Company's share of net income of SLM California	797	4,134
Distributions	(1,634)	(7,013)
Ending Balance	$62,732	$58,827

6. Royalty and Other Property Interests
As at and for the three months ended March 31, 2024:

	Country	December 31, 2023	Net Additions (Recoveries)	Depletion	Impairment	March 31, 2024	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$29,901	$-	$(2,274)	$-	$27,627	$43,746	$(16,119)
Leeville	USA	4,141	-	(99)	-	4,042	38,869	(34,827)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	401	(267)	-	-	134	186	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	141	-	(1)	-	140	195	(55)
Other*	Various	2,308	125	-	-	2,433	2,506	(73)
		46,216	(142)	(2,374)	-	43,700	95,735	(52,035)
Other Property Interests
Perry Portfolio	Canada	498	(18)	-	(45)	435	2,199	(1,764)
Revelo Portfolio	Chile	709	267	-	-	976	976	-
Other*	Various	676	-	-	-	676	3,324	(2,648)
		1,883	249	-	(45)	2,087	6,499	(4,412)
Total		$48,099	$107	$(2,374)	$(45)	$45,787	$102,234	$(56,447)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries and impairment charges.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests (continued)
As at and for the year ended December 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$34,528	$-	$(4,627)	$-	$29,901	$43,746	$(13,845)
Leeville	USA	4,546	-	(405)	-	4,141	38,869	(34,728)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	1,137	(709)	-	(27)	401	453	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	148	-	(7)	-	141	195	(54)
Other*	Various	2,008	300	-	-	2,308	2,381	(73)
		51,691	(409)	(5,039)	(27)	46,216	95,877	(49,661)
Other Property Interests
Perry Portfolio	Canada	741	(200)	-	(43)	498	2,199	(1,701)
Revelo Portfolio	Chile	-	709	-	-	709	709	-
Other*	Various	993	(317)	-	-	676	3,324	(2,648)
		1,734	192	-	(43)	1,883	6,232	(4,349)
Total		$53,425	$(217)	$(5,039)	$(70)	$48,099	$102,109	$(54,010)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries, impairment charges and translation adjustments.
Royalty Interest
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and received. Upon achievement of production of 25,000 gold-equivalent sulfide ounces, a $3,000 milestone payment will become payable, with a second $3,000 milestone payment becoming payable on the first anniversary of the sulfide production milestone.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests (continued)
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Türkiye from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

7. Advances from Joint Venture Partners
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its project partners. The Company's advances from project partners consist of the following:

	As at March 31,	As at December 31,
	2024	2023
U.S.A.	$1,346	$975
Fennoscandia	32	19
Total	$1,378	$994

8. Derivative Liabilities
As at March 31, 2024, the fair value of derivative liabilities was $776 (December 31, 2023 - $754). During the three months ended March 31, 2024, the Company recognized a loss of $41 (2023 - $586) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	As at March 31,	As at December 31,
	2024	2023
Risk free interest rate (%)	3.91	3.67
Expected life (years)	3.04	3.29
Expected volatility (%)	40.58	42.80
Dividend yield	-	-
During the three months ended March 31, 2024, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at March 31, 2024:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	3,812,121	3,812,121

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
9. Loan Payable
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly and the Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.
In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024.
For the three months ended March 31, 2024, the Company recognized interest expense of $1,065 (2023 - $1,241) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses.
The following table summarizes the Company's loan payable as at March 31, 2024, and changes during the three months then ended:

Sprott Facility
Balance as at December 31, 2023	$32,752
Interest accretion	1,065
Interest paid	(613)
Balance as at March 31, 2024	$33,204

10. Shareholders' Equity
Authorized
As at March 31, 2024, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the three months ended March 31, 2024, the Company:
•Issued 30,000 common shares valued at $45 related to the acquistion of a royalty in Finland.
During the three months ended March 31, 2023, the Company had no activity related to common shares.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.
During the three months ended March 31, 2024, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2023	7,834,500	$2.72
Forfeited	(2,500)	2.56
Balance as at March 31, 2024	7,832,000	$2.72

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2024:

Date Granted	Number of Options	Exercisable	Exercise Price (C$)	Expiry Date
June 6, 2019	1,315,000	1,315,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,387,500	1,387,500	2.62	June 10, 2025
October 5, 2020	19,000	19,000	3.50	October 5, 2025
May 6, 2021	1,147,500	1,147,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022	1,753,000	1,753,000	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027
September 11, 2023	1,464,000	1,448,000	2.55	September 11, 2028
Balance as at March 31, 2024	7,832,000	7,816,000
As at March 31, 2024, the weighted average remaining useful life of exercisable stock options was 2.29 (December 31, 2023 - 2.54).
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.
The following table summarizes information about the RSUs which were outstanding at March 31, 2024:

Evaluation Date	December 31, 2023	Granted	Vested	Expired/Cancelled	March 31, 2024
December 31, 2023*	450,000	-	-	-	450,000
December 31, 2024	500,000	-	-	-	500,000
December 31, 2025	562,000	-	-	-	562,000
Total	1,512,000	-	-	-	1,512,000
*As at March 31, 2024 the RSUs with an evaluation date of December 31, 2023 have not yet been determined to have vested or expired.
During the three months ended March 31, 2024 the Company announced the commencement of a Normal Course Issuer Bid ("NCIB"). Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025. No shares were purchased during the three months ended March 31, 2024.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
11. Revenue
During the three months ended March 31, 2024 and 2023 the Company had the following sources of revenue and other income:

	Three months ended March 31,
	2024	2023
Royalty revenue*	$5,604	$1,717
Option and other property income	188	689
Interest income	448	336
	$6,240	$2,742
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three months ended March 31, 2024 and 2023 the Company had the following sources of royalty revenue:

	Three months ended March 31,
	2024	2023
Timok	$1,267	$-
Gediktepe	2,990	926
Leeville	864	534
Balya	197	153
Gold Bar South	75	-
Advanced royalty payments	211	104
	$5,604	$1,717
During the three months ended March 31, 2024, the Company recognized staged cash payments totaling $75 (2023 - $125), and equity payments valued at $Nil (2023 - $301) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

12. General and Administrative Expenses
During the three months ended March 31, 2024 and 2023 the Company had the following sources of general and administrative expenses:

	Three months ended March 31,
	2024	2023
Salaries, consultants, and benefits	$978	$956
Professional fees	236	175
Investor relations and shareholder information	223	213
Transfer agent and filing fees	121	134
Administrative and office	560	230
Travel	30	14
	$2,148	$1,722

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
13. Royalty Generation and Project Evaluation
During the three months ended March 31, 2024, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$56	$52	$126	$2	$-	$49	$285
Drilling, technical, and support costs	197	270	106	-	18	103	694
Personnel	82	249	279	25	44	492	1,171
Property costs	438	92	28	481	10	-	1,049
Professional costs	8	8	38	16	5	-	75
Share-based payments	5	7	-	-	-	-	12
Travel	7	8	5	-	2	31	53
Total Expenditures	793	686	582	524	79	675	3,339
Recoveries from partners	(79)	(326)	-	-	-	-	(405)
Net Expenditures	$714	$360	$582	$524	$79	$675	$2,934
*Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
During the three months ended March 31, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$12	$57	$87	$-	$-	$14	$170
Drilling, technical, and support costs	359	2,515	46	2	154	113	3,189
Personnel	69	677	133	15	55	384	1,333
Professional costs	-	1	41	7	19	95	163
Property costs	73	555	-	168	12	-	808
Share-based payments	-	-	-	-	-	(50)	(50)
Travel	13	21	-	-	4	55	93
Total Expenditures	526	3,826	307	192	244	611	5,706
Recoveries from partners	(411)	(2,473)	-	-	-	-	(2,884)
Net Expenditures	$115	$1,353	$307	$192	$244	$611	$2,822
* Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
** Includes $589 in costs related to Scout Drilling LLC, which was sold in 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
14. Share-based Payments
During the three months ended March 31, 2024, the Company recorded aggregate share-based payments of $189 (2023 - $93) as they relate to the fair value of stock options and RSU's vested, and forfeited.
Share-based payments for the three months ended March 31, 2024 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$7	$-	$7
RSUs vested	170	12	182
Total	$177	$12	$189
Share-based payments for the three months ended March 31, 2023 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
RSUs vested	143	(50)	93
Total	$143	$(50)	$93

15. Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the three months ended March 31, 2024 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$330	$62	$392
Outside directors	223	30	253
Seabord Management Corp.*	80	-	80
Total	$633	$92	$725
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel for the three months ended March 31, 2023 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$308	$56	$364
Outside directors	213	23	236
Seabord Management Corp.*	75	-	75
Total	$596	$79	$675
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.

Included in accounts payable and accrued liabilities as at March 31, 2024 is $231 (December 31, 2023 - $Nil) owed to key management personnel.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
16. Segmented Information
For the three months ended March 31, 2024, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$160	$989	$4,455	$-	$5,604
Option and other property income	85	103	-	-	188
Interest income	-	54	-	394	448
Total	$245	$1,146	$4,455	$394	$6,240
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
For the three months ended March 31, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$104	$534	$1,079	$-	$1,717
Option and other property income	355	334	-	-	689
Interest income	-	-	-	336	336
Total	$459	$868	$1,079	$336	$2,742
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
As at March 31, 2024, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at March 31, 2024	$649	$5,512	$27,767	$9,716	$2,143	$45,787
As at December 31, 2023	$524	$5,611	$30,041	$9,715	$2,208	$48,099
Property and equipment
As at March 31, 2024	$152	$576	$82	$-	$-	$810
As at December 31, 2023	$161	$605	$87	$-	$-	$853

17. Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at March 31, 2024, the Company had a working capital deficit of $6,222 (December 31, 2023 - $2,270). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities and pre-production property deals including anniversary and stage payments.
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 9.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
17. Risk and Capital Management: Financial Instruments (continued)
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.
During the three months ended March 31, 2024, derivative liabilities (Note 8) were added to the fair value hierarchy levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$2,766	$2,368	$-	$5,134
Investments - warrants	-	159	-	159
Total	$2,766	$2,527	$-	$5,293

Liability	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$-	$776	$-	$776
Total	$-	$776	$-	$776
The carrying value of cash, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loan payable, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents and restricted cash. Although management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 9) is fixed. The Company is evaluating various opportunities to refinance the Sprott Credit Facility as it comes due December 31, 2024 which may result in a change in interest rates.
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
17. Risk and Capital Management: Financial Instruments (continued)
The Company is exposed to fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2024 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $277.
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.
As at March 31, 2024, the Company held $32,040 in current assets (December 31, 2023 – $35,048) and $38,262 in current liabilities (December 31, 2023 - $37,318). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2024 a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

18. Supplemental Disclosure with Respect to Cash Flows
Changes in non-cash working capital:

	Three months ended March 31,
	2024	2023
Trade receivables and other assets	$(75)	$(836)
Accounts payable and accrued liabilities	90	503
Advances from joint venture partners	384	(344)
Total	$399	$(677)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
18. Supplemental Disclosure with Respect to Cash Flows (continued)
Other non-cash operating activities:

	Three months ended March 31,
	2024	2023
Loss on revaluation of derivative liabilities	$41	$586
Gain on sale of subsidiary	(66)	-
Realized loss on sale of investments	411	442
Foreign exchange loss	116	122
Total	$502	$1,150
Other investing activities:

	Three months ended March 31,
	2024	2023
Option payments received	$10	$11
Interest received on cash and cash equivalents	103	13
Acquisition of royalty and other property interests, net	(80)	-
Purchase and sale of property and equipment, net	-	(127)
Reclamation bonds	12	59
Total	$45	$(44)
During the three months ended March 31, 2024 and 2023, the Company paid interest and income tax as follows:

	Three months ended March 31,
	2024	2023
Interest paid	$613	$781
Income taxes paid	71	293
Total	$684	$1,074

19. Event Subsequent to the Reporting Date
Subsequent to March 31, 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in a potential loss of up to $2,325. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20